NovaStar Financial, Inc.
2114 Central Street
Suite 600
Kansas City, Missouri 64108

July 13, 2011

VIA EDGAR

Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: David L. Orlic, Esq.
Re:NovaStar Financial, Inc. Proxy Statement/Consent Solicitation/Prospectus
(Registration No. 333-171115)

Dear Mr. Orlic:

This letter is provided to you in response to the oral comment posed by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 8, 2011 (the “Comment”), regarding the determination of “Remainder Consideration” in the above-referenced filing of NovaStar Financial, Inc. (the “Company”).

The Company hereby undertakes to notify the Staff by supplemental response or in future filings if the Company has an inquiry from a non-tendering former holder of the Company's 8.90% Series C Cumulative Redeemable Preferred Stock involving determination of Remainder Consideration in an amount other than how such consideration is correctly described in the above-referenced filing, and such inquiry is not promptly resolved.

If you require any additional information on these issues, please advise me at your earliest convenience.

/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer

cc: Mr. Gregory G. Johnson, Bryan Cave LLP